Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends(1)

	Sprague Resources LP		Our Predecessor
	For the Nine Months Ended September 30, 2014	For the Period from October 30, 2013 to December 31, 2013	For the Period from January 1, 2013 to October 29, 2013	For the Year Ended December 31,
				2012	2011	2010	2009
	($ in thousands)
Earnings (loss):
Income (loss) before income taxes and equity in net income (loss) of affiliate	$56,350	$(31,053)	$8,650	$(14,618)	$42,586	$28,132	$23,146
Add:
Interest and debt expense(2)	13,930	4,367	24,328	23,960	24,049	21,897	20,809
Estimated interest factor in rental expense(3)	1,844	621	1,723	2,167	2,468	2,334	2,806

Total income (loss)	$72,124	$(26,065)	$34,701	$11,509	$69,103	$52,363	$46,761

Fixed Charges:
Interest and debt expense(2)	$13,930	$4,367	$24,328	$23,960	$24,049	$21,897	$20,809
Estimated interest factor in rental expense(3)	1,844	621	1,723	2,167	2,468	2,334	2,806

Total fixed charges	$15,774	$4,988	$26,051	$26,127	$26,517	$24,231	$23,615

Ratio of Earnings to Fixed Charges(4)	4.6	—	1.3	—	2.6	2.2	2.0

(1)	For each period, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preference dividends is the same, because we had no preference equity securities outstanding during any of the periods.
(2)	Interest and debt expense includes amortization expense for debt costs.
(3)	Fixed charges include the portion of rent expense that management believes is representative of the interest component.
(4)	For the period from October 30, 2013 to December 31, 2013 and the year ended December 31, 2012, our earnings were insufficient to cover fixed charges by $31.1 million and $14.6 million, respectively.